[Wilson Sonsini Goodrich & Rosati, PC Letterhead]

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Peggy Fisher

Re:    XTENT, Inc.
Amendment No. 6 to Form S-1
File No. 533-136371

Dear Ms. Fisher:

On behalf of XTENT, Inc. ("XTENT," or the "Company"), we are responding to the Staff's letter dated January 22, 2007, relating to XTENT's Amendment No. 5 to Form S-1 as filed with the Commission on January 11, 2007. XTENT is filing pre-effective Amendment No. 6 to the Registration Statement with this response letter. All page numbers below refer to Amendment No. 6. For your convenience, we are sending copies of this letter, a version of Amendment No. 6 that is marked to show changes from Amendment No. 5 to you and to Eduardo Aleman. The Company has the following response to the Staff's comment in its letter. For ease of reference, we have repeated the Staff's comment below with bold face type before our response.

Status of Regulatory Approval, page 1

1.
We note your response to the comment in our letter to you dated January 4, 2007. That comment sought expanded disclosure under this particular caption to balance the disclosure relating to "evidence of safety." Your revised disclosure appears under a different caption. Therefore, we reissue the comment.

In response to the Staff's comment, XTENT has revised the disclosures on pages 2-3 of the prospectus.

Exhibit 5.1

2.
Your legality opinion appears to cover only 4,700,000 shares of Common Stock. Please revise your opinion to make clear that it also covers the shares issuable pursuant to the underwriters' over-allotment option.

In response to the Staff's comment, we have revised and re-filed our legal opinion.

We would very much appreciate the Staff's prompt review of this amendment. Should you have any additional questions, please call me at (650) 565-3564.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ PHILIP H. OETTINGER
Philip H. Oettinger
Cc:
Gregory Casciaro
Eduardo Aleman
Martin James
Kevin Vaughn